EXHIBIT 3(i).3

                                STATE OF DELAWARE
                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                                 W3 GROUP, INC.

         FIRST: That the Board of Directors of W3 Group, Inc. (the "Corporation") by Unanimous Written Consent as of April 14, 2005, adopted resolutions setting forth proposed amendment to the Certificate of Incorporation of the Corporation as heretofore amended, declaring said amendments to be advisable and calling for the submission of such amendments to the stockholder of the Corporation for consideration thereof. The resolution setting forth the proposed amendments are as follows:

Resolved that the Certificate of Incorporation of the Corporation be amended by changing Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:


         FOURTH: (a) The total number of shares of stock which this corporation is authorized to issue is one hundred ten million (110,000,000), consisting of one hundred million (100,000,000) shares of common stock, par value $0.0001 per share and ten million (10,000,000) shares preferred stock par value $0.0001 per share.

         (b) Each fifteen (15) shares of Common Stock outstanding at 9:00 a.m. on May 9, 2005, shall be deemed to be one (1) share of common Stock of the Corporation, par value $0.0001 per share.

         (c) Shares of Preferred Stock may be issued from time to time in one or more series as may be establish from time to time by resolution of the Board of Directors of the Corporation (hereinafter the "Board"), each of which series shall consist of such number of shares and of any shares of such series. Each such class or series of Preferred Stock shall have such voting powers, full or limited, or no voting powers, and such preferences and relative, participating, options or other special rights and such qualification, limitations or restrictions, thereof, as shall be stated in such resolution of the Board providing for the issuance of such series of Preferred Stock.

SECOND: That thereafter, pursuant to Section 228 of the General Corporation Law of the State of Delaware, a consent setting forth the resolutions approving the amendments set forth above was signed by the holders of outstanding stock having not less than the minimum number of votes necessary to authorize or take action at a meeting at which all shares entitled to vote thereon were present and voted.

THIRD: That said amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

                                          By:     /S/ ROBERT GORDON
                                             ----------------------------
                                                   President

                                          Name:   ROBERT GORDON
State of Delaware
Secretary of State
Division of Corporations
Delivered 05:05 PM 04/20/2005
Filed 04:58 PM 04/20/2005
SRV 050320537 - 3648702 FILE